RALLY

Bill of Sale

As of November 4, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Eric Naierman (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#ICECLIMB
Description:	1985 NES Ice Climber Wata 9.0 A video game
Total Acquisition Cost:	$ 70,000.00
Consideration: Cash (%) Equity (%) Total	$ 70,000.00 (100%) $ 0 (0%) $ 70,000.00 (100%)